80

04016889

UF 4-21-04

RECEIVED
APR 16 2004
SEC MAIL PROCESSING SECTION WASH. D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44706

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UTENDAHL CAPITAL PARTNERS, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street

(No. and Street)

New York, (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Utendahl (212)-612-9047

(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP

(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 28 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John Utendahl swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Utendahl Capital Partners, L.P., as of December 31, 20_03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

Notary Public

LEROY JOHN WATKINS, JR.
Notary Public, State of New York
No. 02WA6047926
Qualified in New York County
Commission Expires September 18, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flow.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

**UTENDAHL CAPITAL PARTNERS, L.P.
AND SUBSIDIARY
(a limited partnership)**

**CONSOLIDATED STATEMENT OF
FINANCIAL CONDITION**

DECEMBER 31, 2003

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Utendahl Capital Partners, L.P.

We have audited the accompanying consolidated statement of financial condition of Utendahl Capital Partners, L.P. and Subsidiary (a limited partnership) as of December 31, 2003. This financial statement is the responsibility of the General Partner. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Utendahl Capital Partners, L.P. and Subsidiary as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

April 15, 2004

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

UTENDAHL CAPITAL PARTNERS, L.P. AND SUBSIDIARY
(a limited partnership)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS	
Cash	$1,652,946
Receivables:	
Underwriting and advisory fees	753,771
Clearing broker	193,210
Due from Affiliates, net	240,115
Furniture, Equipment and Leasehold Improvements, at cost, less accumulated depreciation and amortization of $1,064,495	1,489,277
Other Assets	443,850
Total Assets	$4,773,169
LIABILITIES AND PARTNERS' DEFICIENCY	
Liabilities:	
Accrued expenses and other liabilities	$ 945,574
Loan payable - bank	836,870
Commissions payable	86,906
	1,869,350
Commitments and Contingencies	
Liabilities Subordinated to Claims of General Creditors	3,000,000
Partners' Deficiency	(96,181)
Total Liabilities and Partners' Deficiency	$4,773,169

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements at December 31, 2003 include the accounts of Utendahl Capital Partners, L.P. ("UCPLP") and its wholly owned subsidiary, Utendahl Capital Group, LLC (a limited liability company) ("UCG") (collectively, the "Partnership"). All significant intercompany transactions and balances have been eliminated.

UCPLP, a limited partnership organized in 1992, is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

UCPLP generates its revenue principally by providing securities trading and brokerage services to institutional investors.

UCG is registered as a broker-dealer with the SEC and is a member of the NASD. UCG participates in underwritings, initial public offerings, bonds and other offerings.

UCPLP and UCG are nonclearing broker-dealers and are exempt from the provisions of rule 15c3-3 as all customer accounts, as defined, are carried by the clearing broker.

Principal transactions, including commissions and related expenses, are recorded on a trade-date basis. Underwriting fees are recorded at the time the underwriting is completed.

The Partnership maintains cash balances in bank accounts which, at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

No provision for federal and state income taxes has been made since the Partnership is not subject to income taxes. The Partnership's income or loss is reportable by its Partners on their individual tax returns.

This consolidated financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by the General Partner. Actual results could differ from the estimates included herein.

Furniture and equipment is depreciated on a straight-line basis based on estimated lives ranging from three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

2. DUE FROM CLEARING BROKER:

The clearing and depository operations for the Partnership's securities transactions are provided by one broker, which is a member of major securities exchanges. At December 31, 2003, the receivable from clearing broker represents cash maintained at the clearing broker and commissions receivable earned as an introducing broker for the transactions of its customers.

The Partnership has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from customer accounts introduced by the Partnership. As of December 31, 2003, there were no significant unsecured amounts owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

3. LOAN PAYABLE - BANK:

The Partnership has a line of credit agreement with a bank which expired on March 30, 2004 and was subsequently extended until October 1, 2004. Borrowings under the agreement are based on a percentage of eligible receivables, as defined, and bear interest at the prime rate (4.00% at December 31, 2003) plus 2%. The line of credit is secured by all of the Partnership's accounts receivable.

Covenants under the line of credit agreement require the Partnership to maintain a tangible net worth ratio and places various restrictions on the Partnership, as defined. At December 31, 2003, the Partnership was not in compliance with certain covenants, as defined.

4. RELATED PARTY TRANSACTIONS:

Periodically, the Partnership enters into transactions with affiliates of its General and Limited Partners. The Partnership has funded certain operating costs on behalf of Utendahl Capital Management, L.P., an affiliate of the General Partner.

The Partnership's due from affiliates at December 31, 2003 is as follows:

Utendahl Capital Management, L.P.	$5,443,006
UrbanAmerica, L.P.	322,203
Utendahl Capital Corporation	34,806
Praesidian Capital Investors, L.P.	11,679
	5,811,694
Less valuation allowance on affiliate receivables	5,571,579
	$ 240,115

Included in the balance due from Utendahl Capital Management, L.P. ("UCM") is a $1,000,000 loan which is currently subordinated to UCM's bank loan. The bank loan is due September 30, 2004.

During 2003, the Partnership sold its investments in its wholly owned subsidiaries, UCP-UA, LLC and UCP-UEF, LLC to a related party at cost.

5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS:

Liabilities subordinated to claims of general creditors include arrangements with a major financial institution ("Lender") in the amount of $3,000,000 which matured on February 28, 2004 and was not repaid. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing the withdrawal of subordinated debt.

The loan bears interest at a rate equal to the sum of the LIBOR plus 2% during the first 30 days that the loan was outstanding and increased to the LIBOR plus 5% thereafter.

On March 25, 2004, the Partnership entered into negotiations to retire this indebtedness and is awaiting the approval of the NASD.

6. NET OPERATING LOSS CARRYFORWARDS:

The Partnership has loss carryforwards of approximately $6,347,000 for New York City unincorporated business tax purposes.

The Partnership recorded a deferred tax asset of approximately $254,000 representing the tax effect of the net operating loss carryforwards at December 31, 2003, and a valuation allowance of the same amount due to the uncertainty regarding future realization of this tax benefit.

7. NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, UCPLP is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. UCPLP computes its net capital under the aggregate indebtedness method permitted by rule 15c3-1, which requires that it maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. Additionally, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2003, UCPLP had a net capital deficiency, as defined, of $157,928, a requirement of $124,490 and a deficiency after requirement of $282,418.

8. COMMITMENTS AND CONTINGENCIES:

The Partnership occupies office space and other facilities under operating leases expiring through July 2010. Future minimum annual rental payments are as follows:

Year ending December 31,	
2004	$ 671,400
2005	682,700
2006	685,800
2007	689,000
2008	717,200
Thereafter	617,300
	$4,063,400

The Partnership subleases a portion of its office space to affiliates on a month-to-month basis.

Included in other assets at December 31, 2003 are certificates of deposit aggregating $210,381, which the Partnership maintains as collateral for a stand-by letter of credit opened under terms of the lease for office space.

UCPLP and other alleged underwriters of certain debt offerings by WorldCom Inc. have been named as defendants in certain actions alleging that the offering materials issued in connection with such offerings contained materially false and misleading statements concerning WorldCom Inc.'s financial condition and accounting practices. UCPLP believes these suits are without merit and is vigorously defending its position in these cases. While no assurance can be given as to the ultimate outcome of these cases, management believes that these matters will not have a material adverse effect on UCPLP's financial condition.

UTENDAHL CAPITAL PARTNERS, L.P.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2003

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Board of Directors
Utendahl Capital Partners, L.P.

In planning and performing our audit of the financial statements and supplemental schedule of Utendahl Capital Partners, L.P. (the "Partnership") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted the following matter involving the accounting system and control activities that we consider to be a material weakness as defined above. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Partnership for the year ended December 31, 2003 and this report does not affect our report thereon dated April 13, 2004. The Partnership failed to recognize certain expenses in the periods in which the goods or services were received. This resulted in the non-recordation of expenses, the overreporting of net income, the overstatement of Partners' capital and the overstatement of net capital. The recomputation of net capital, after correcting the errors discussed above, reflected insufficient net capital at various times during the year and at December 31, 2003. On December 31, 2003, the principal of the General Partner infused capital. However, at this date, after recording additional accruals, the Partnership has a net capital deficiency. The Partnership has changed personnel at the senior accounting levels and has been computing net capital on a weekly basis.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, except as stated above, were adequate at December 31, 2003 to meet the SEC's objective.

This report recognizes that it is not practicable in an organization the size of Utendahl Capital Partners, L.P. to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

April 15, 2004